FIRST NATIONAL CAPITAL MARKETS, INC.

(SEC I.D. No. 8-53514)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2019 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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Filed pursuant to Rule 17a-5(e)(3)
as a **PUBLIC** Document

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of
First National Capital Markets, Inc.
Omaha, Nebraska

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First National Capital Markets, Inc. (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

Omaha, Nebraska
February 21, 2020

We have served as the Company's auditor since 2002.

FIRST NATIONAL CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

CASH AND CASH EQUIVALENTS	$	3,572,671
RECEIVABLES:		
Commissions		574,829
Other		39,906
Total receivables		614,735
SECURITIES OWNED		350,000
DEPOSIT WITH CLEARING ORGANIZATION		250,707
PREPAID EXPENSES AND OTHER ASSETS		13,252
INVESTMENT IN PARTNERSHIP		49,834
TOTAL	$	4,851,199

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued compensation and benefits	$	606,027
Accrued expenses and other liabilities		132,219
Income taxes payable		16,273
Accounts payable to affiliates		276,596
Total liabilities		1,031,115

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value; 10,000 shares authorized,		
issued and outstanding		10,000
Additional paid-in capital		640,000
Retained earnings		3,170,084
Total stockholder's equity		3,820,084
TOTAL	$	4,851,199

See notes to statement of financial condition.

FIRST NATIONAL CAPITAL MARKETS, INC.

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

First National Capital Markets, Inc. (the "Company"), is a wholly owned subsidiary of First National Investment Banking, Inc., which is a wholly owned subsidiary of First National of Nebraska, Inc. (the "Parent Company"). The Company is engaged in the purchase and sale of an array of financial products including traditional securities products, fixed income and money market securities, and investment advisory products and services. In addition, the Company offers services including bond accounting, portfolio analysis, financial reporting, underwriting, and payment services. Service fees result from amounts collected from independent contract brokers for processing securities trades and from amounts collected for administrative and compliance services.

The Company is registered with the Securities and Exchange Commission (the "SEC") and operates as a separate entity as a registered member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

Securities Owned — Securities owned are carried at fair value and consist of municipal warrants.

Securities Transactions — Securities transactions are recorded on a trade-date basis.

Income Taxes — The Company is included in the consolidated income tax return of the Parent Company. ASC 740-10-30-27 requires a group of entities that files a consolidated tax return to allocate the consolidated amount of current and deferred tax expense among the members of the group when those members issue separate financial statements. ASC 740-10-30-27 requires the use of an allocation methodology that is systematic and rational method that is consistent with the broad principles established by ASC 740. The Company's financial statements reflect income taxes allocated based on the commonly utilized Parent-Company-Down approach. Additionally, when the Parent-Company-Down approach is used to allocate taxes among members of a group that file a consolidated tax return, the determination of the need for a valuation allowance in the separate financial statements of a group member depends on whether a valuation allowance was recognized in the consolidated financial statements (separate financial statements follow the conclusion reached on a consolidated return basis).

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are investment in partnership, prepaid expenses and accrued compensation and benefits.

The Company has no liability recorded at December 31, 2019 for uncertainty in income taxes or for interest and penalties associated with an uncertain tax position. The tax years 2016 through 2019 remain

open to examination by the major taxing jurisdictions in which the Parent Company files the consolidated income tax return.

Restricted Cash — Restricted cash represents cash segregated or set aside to satisfy requirements under both the Commodity Exchange Act and Rule 15c3-3 of the SEC. This cash is held within a special reserve bank accounts for the benefit of customers. As of December 31, 2019, the balance of the restricted cash was $0.

Subsequent Events — As required by Financial Accounting Standards Board Accounting Standards Codification (ASC) 855-10, "Subsequent Events," the Company evaluated subsequent events through the date the financial statements were issued. The Company did not have any subsequent events that would require recognition or disclosure in the financial statements or notes as of and for the year ended December 31, 2019, except as disclosed herein.

Recently Issued Accounting Pronouncements —

ASU 2016-02, "Leases (Topic 842)," was issued to amend certain lease accounting guidance in order to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and requiring the disclosure of key information about leasing arrangements. The new leasing guidance was adopted January 1, 2019 utilizing the modified transition approach. The Company elected several available practical expedients, including to not reassess the classification of existing leases, any initial direct costs associated with leases, or whether any existing contracts are or contain leases. The Company did not have any right of use (ROU) assets or lease liabilities for operating leases as of December 31, 2019.

ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Assets Measured at Amortized Cost," was issued to revise guidance for impairments on financial instruments. The guidance requires an impairment model (known as the current expected credit loss (CECL) model) that is based on expected rather than incurred losses. Subsequently, the FASB has issued additional ASUs which further clarify this guidance. The CECL model is applicable to loans held for investment, securities held to maturity, lease receivables, financial guarantee contracts and certain unconditional loan commitments. The guidance also amends the debt securities other-than-temporary impairments model. The effective date for the revised standard is for fiscal years beginning after December 15, 2019. The Company is evaluating the effect of adopting this new accounting guidance, but does not expect adoption will have a material impact on the Company's financial statements and related disclosures.

ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement," eliminates such disclosures as the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy. The ASU adds new disclosure requirements for Level 3 measurements. This ASU is effective for fiscal years beginning after December 15, 2019, with early adoption permitted for any eliminated or modified disclosures. The Company is evaluating the effect of adopting this new accounting guidance, but does not expect adoption will have a material impact on the Company's disclosures.

2. REGULATORY REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio) not exceed 15 to 1 (minimum capital of at least 6 2/3% of aggregate indebtedness), as defined under such provisions. Net capital, net capital requirement, and net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of

$3,477,757, which was $3,227,757 in excess of required capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.30 to 1.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with ASC 820, "Fair Value Measurement," the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- Level 1 – Quoted prices in active markets for identical assets/liabilities.

- Level 2 – Includes prices based on other observable inputs, including prices based on recent market transactions for similar assets/liabilities. The Company's Level 2 assets include municipal warrants and bonds.

- Level 3 – Includes unobservable inputs and may include the entities own assumptions about market participant assumptions.

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Securities owned	$ -	$ 350,000	$ -	$ 350,000
Total assets accounted for at fair value:	$ -	$ 350,000	$ -	$ 350,000

The valuation techniques used to measure the fair values by type of investment in the above table follow:

- Securities owned – The Company's municipal warrants and bonds are categorized as Level 2 as the Company's valuations utilize observable sales prices for similar warrants and bonds.

4. RELATED PARTY TRANSACTIONS

The Company provides services to other affiliates of the Parent Company, including First National Bank of Omaha ("FNBO"). These services include federal funds transfers, bond accounting, portfolio trades/analysis, and repurchase agreements and negotiable certificates of deposit dealer services. At December 31, 2019, $0 was due to the Company from affiliates for services provided.

In addition, the Company has a service agreement with the Parent Company and FNBO in which FNBO provides the Company with certain services including purchasing, personnel, general ledger, website development, financial services, executive support, financial, operational, and information systems audit services, compliance, audit and consulting services, branding/trademark modifications, and miscellaneous other corporate services. The Company is billed for such services based on various

allocation methods. At December 31, 2019, the Company owed affiliates $276,596 for services provided.

At December 31, 2019, the Company had cash on deposit of $187,671 with FNBO. The Company has not experienced any losses on its deposits of cash.

The Company has a $10,000,000 line of credit with the Parent Company. There were no amounts outstanding as of and for the year ended December 31, 2019. The line of credit accrues interest on the outstanding principal at a variable interest rate equal to one month LIBOR plus 2.75%. In addition, the Company pays a commitment fee of 0.25% of the unused portion of the credit.

Transaction terms with related parties are not necessarily indicative of the terms that would be present if the parties were unrelated.

5. EMPLOYEE BENEFIT PLANS

The Parent Company has a contributory defined contribution plan, which covers substantially all employees. At December 31, 2019, the Company's discretionary portion of the defined contribution was $66,396, which is recorded as accrued compensation and benefits in the statement of financial condition and is owed to the Parent Company.

6. INVESTMENT IN PARTNERSHIP

The Company has an interest in a limited partnership. This partnership fund holds investments in real estate ventures. The Company's partnership interest is less than 7% of the partnership's total capital and is accounted for at cost or $49,834, net of impairment. The Company assesses this investment for impairment on an annual basis.

7. COMMITMENTS AND CONTINGENCIES

The Company is involved in various legal matters in the normal course of its business. At December 31, 2019, management does not believe that any such matters, either individually or in the aggregate, will materially affect the Company's statement of financial position.

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